
Mail Stop 6010

August 26, 2008

John A. Scarlett, M.D.
Chief Executive Officer
Tercica, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

> **Re:**   **Tercica, Inc.**
> **Amended Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed August 12, 2008**
> **File No. 0-50461**
>
> **Amended Preliminary Transaction Statement on Schedule 13E-3**
> **Filed August 12, 2008**
> **File No. 5-79780**

Dear Dr. Scarlett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. We note your response to comment 1. We note that (i) Suraypharm is a wholly owned subsidiary of Ipsen and therefore controlled by Ipsen; (ii) Suraypharm's direct ownership of over 22 percent of your common stock; (iii) Suraypharm's

participation in the voting agreement to approve the going private transaction with Ipsen and its affiliates; and (iv) Suraypharm's continuing equity ownership in the surviving corporation suggest that it may be an affiliate engaged in the transaction for purposes of Rule 13e-3 and therefore, should be named as a filing person. Please revise your documents to identify Suraypharm as a filing person.

Going-Private Transaction, page 1

2. We note your response to comment 3 and your revised disclosure. Please revise your disclosure in this section and elsewhere in the document as appropriate to disclose the percentage of shares that Ipsen and its affiliates may vote in favor of the proposed merger transaction.

Transactions with Ipsen and its Affiliates, page 16

3. We note your response to comment 8 and the comment is reissued. Please revise your disclosure so that your disclosure consistently uses U.S. dollars or Euros throughout. If you are concerned that investors may be confused because the principal amounts of the convertible notes would be different in light of conversion rate fluctuations, you may disclose that fact or other information in your document to explain the difference in the amounts.

Background of the Merger, page 26

4. We note your response to comment 14 and the comment is reissued in part. Our comment sought for you to disclose the advantages and disadvantages of any strategic alternatives considered by Ipsen as opposed to the proposed merger transaction. You disclose that Ipsen considered a possible increase in its investment in your company. Please revise to disclose the reason that strategic alternative was ultimately rejected.

5. We note your revised disclosure in the fourth full paragraph on page 27 where you indicate that at the March 11, 2008 meeting, Goldman Sachs discussed with Ipsen's senior management the status of various aspects of Ipsen's strategic review. Please identify and discuss what various aspects of Ispen's strategic review were discussed at that meeting.

6. We note your revised disclosure in the fifth full paragraph on page 27 where you indicate that Goldman Sachs provided Ipsen updated valuation benchmarks. Please explain what types of valuation benchmarks were updated.

*   *   *

        You may contact Song Brandon, Special Counsel, Office of Mergers and
Acquisitions, at (202) 551-3621 or me at (202) 551-3710 with any questions. In the
alternative, you may contact Celeste Murphy, Legal Branch Chief, at (202) 551-3257.

                                                    Sincerely,

                                                    Jeffrey Riedler
                                                    Assistant Director

cc: Suzanne Sawochka Hooper, Esq.
        Chadwick L. Mills, Esq.
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306